SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.

                  AMENDMENT NO. 1 TO FORM T-3

  FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE
                  TRUST INDENTURE ACT OF 1939

               WORLD FINANCIAL PROPERTIES, L.P.
                      (Name of applicant)

                       One Liberty Plaza
                   New York, New York 10006
           (Address of principal executive offices)

  SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

            TITLE OF CLASS                   AMOUNT
    Increasing Rate Convertible         Up to $33,400,000*
         Notes due 2004

Approximate date of proposed public offering: On or promptly after the Effective Date (as defined in the Third Amended Joint
Plan of Reorganization of Olympia & York Realty Corp., et al., dated September 12, 1996).

               World Financial Properties, L.P.
                       One Liberty Plaza
                   New York, New York 10006
            (Name and address of agent for service)

                        with a copy to:

                   Richard J. Sabella, Esq.
                    Cahill Gordon & Reindel
                      Eighty Pine Street
                   New York, New York 10005

_________________________

* This is an approximate amount. The aggregate Face Amount of the indenture securities will be equal to 5.71% of the aggregate Maximum Allowable Amount of Allowed Unaffiliated Unsecured Claims and Disputed Unaffiliated Unsecured Claims (as defined in the Plan attached hereto as Exhibit T3E.2), which Claims will continue to be determined and adjusted up to the date of issuance of the indenture securities.

The obligor hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effective-ness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Securities and Exchange Commission (the "Commission"), acting pursuant to Sec-tion 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the obligor.

                     Exhibit Index Appears on Page 23

                                  GENERAL


1.    General Information.

      (a)   Form of organization.

            A limited partnership.

      (b) State or other sovereign power under the laws of which organized.

            Delaware.

2. Securities Act exemption applicable. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

                  The Notes to be issued pursuant to the Indenture
            to be qualified (the "Indenture") will be issued to existing holders of Consolidated Devco Class 11 Allowed Unaffiliated Unsecured Claims against any of the Consolidated Devco Entities, as defined in and pursuant to the Third Amended Joint Plan of Reorgani-zation of Olympia & York Realty Corp., et al. (collectively, the "Debtors"), dated as of September 12, 1996 (the "Plan"), filed with the United States Bankruptcy Court, Southern District of New York (the "Bankruptcy Court"), in Chapter 11 Case Number 92 B 42698 (JLG) (jointly administered). In connection with the reorganization of the Debtors, World Finan-cial Properties, L.P. (the "Company") has been formed as a Delaware limited partnership. The Debtors dis-tributed their Disclosure Statement (the "Disclosure Statement") relating to the Plan to holders of Con-solidated Devco Class 11 Allowed Unaffiliated Unse-cured Claims and other creditors of the Debtors. A copy of the Disclosure Statement is filed with this application as Exhibit T3E.1 and a copy of the Plan is filed with this application as Exhibit T3E.2.

                  The Notes being offered and issued are exempt
            from registration under the Securities Act of 1933, as amended, pursuant to paragraph 62 of an order of the Bankruptcy Court dated September 20, 1996 con-firming the Plan (the "Confirmation Order") and exempting the Notes from registration in accordance with Section 1145 of Chapter 11 of Title 11 of the

            United States Code (the "Bankruptcy Code"). A copy of the Confirmation Order is filed with this applica-tion as Exhibit T3D.1. The Notes will be issued shortly after the date on which, all conditions to the effectiveness of the Plan having been satisfied or waived, the Plan is consummated (the "Effective Date").

                               AFFILIATIONS


3. Affiliates. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

            World Financial Properties GP Corp. is currently the general partner of the Company, holding a 1% equity inter-est in the Company. The Company currently has no other affiliates.


            As of the Effective Date, the affiliates of the Com-pany will be as set forth below. The affiliates of the Company which will be controlled directly or indirectly by the Company will be organized immediately prior to the Effective Date in connection with the transactions to be consummated under the Plan.


      Partners Limited: owns 66% of the outstanding voting stock of The Edper Group Limited.

      The Edper Group Limited: owns 48% of the outstanding vot-ing stock of Hees International Bancorp Inc.

      Hees International Bancorp Inc.: owns 100% of the out-standing voting stock of National Bancorp Inc. and 50% of the outstanding voting stock of Carena Holdings Corpora-tion Limited.

      National Bancorp Inc.: owns 50% of the outstanding voting stock of Carena Holdings Corporation Limited.

      Carena Holdings Corporation Limited: owns 49.85% of the outstanding voting interests in Carena Holdings Inc.

      Carena Holdings Inc.: owns 100% of the outstanding voting stock of Carena Holdings Ltd.

      Carena Holdings Ltd.: owns 100% of the outstanding voting stock of Placement La Rondelle Ltd.

      Placement La Rondelle Ltd: owns 85% of the outstanding voting stock of Brookfield Properties Corporation.

      Brookfield Properties Corporation: owns 100% of the out-standing voting stock of Carena Bancorp Equities Limited.

      Carena Bancorp Equities Limited: owns 100% of the out-standing voting stock of CAC [1974] Properties Limited.

      CAC [1974] Properties Limited: owns 100% of the outstand-ing voting stock of Carena Bancorp U.S. Inc.

      Carena Bancorp U.S. Inc.: owns 100% of the outstanding voting stock of Battery Park Holdings Inc.

      Battery Park Holdings Inc.: owns (a) 65% of the equity interest in WFP II Limited Partnership as a general part-ner and (b) directly or indirectly approximately 45.54% of the equity interests in the Company as a limited partner.

      WFP II Limited Partnership: owns 75% of the outstanding voting stock of World Financial Properties, Inc.

      World Financial Properties, Inc. (formerly known as World
      Financial Properties GP Corp.): owns 1% of the equity interest in the Company as a general partner.

      JMB 245 Park Avenue Holding Company, LLC: owns approxi-mately 5.4949% of the equity interest in the Company as a general partner.

      WFP Property GP Corp.: a wholly owned subsidiary of the Company.

      WFP SF Holdings Corporation: a wholly owned subsidiary of the Company.

      WFP Florida Equity Corp.: a wholly owned subsidiary of the Company.

      Miami Center Joint Venture:  a partnership in which WFP
      Florida Equity Corp. holds 50% of the equity interests.

      WFP 245 Park Co. G.P. Corp.:  a wholly owned subsidiary of
      WFP Property GP Corp.

      New 245 Park LP:  a limited partnership in which WFP 245
      Park Co. G.P. Corp. holds 1% of the equity interests as the sole general partner and the Company holds 99% of the equity interests as the sole limited partner.

      WFP Tower A Co. G.P. Corp.:  a wholly owned subsidiary of
      WFP Property GP Corp.

      Tower A Limited Partnership: a limited partnership in which WFP Tower A Co. G.P. Corp. holds 1% of the equity interests as a general partner.

      New Tower A LP:  a limited partnership in which WFP Tower
      A Corp. holds 3.070707% of the equity interests as a gen-eral partner and the Company holds 70.6666667% of the equity interests as a limited partner.

      WFP One Liberty Plaza Co. G.P. Corp.: a wholly owned sub-sidiary of WFP Property GP Corp.

      New Liberty Plaza LP:  a limited partnership in which WFP
      One Liberty Plaza Co. G.P. Corp. holds 1% of the equity interests as a general partner and the Company holds 99% of the equity interests as a limited partner.

      WFP Pennland G.P. Corp.:  a wholly owned subsidiary of WFP
      Property GP Corp.

      WFP Pennland Co. L.P.:  a limited partnership in which WFP
      Pennland G.P. Corp. holds 1% of the equity interests as a general partner and the Company holds 99% of the equity interests as a limited partner.

      WFP Retailco Corp.:  a wholly owned subsidiary of WFP
      Property GP Corp.

      WFP Retailco LP:  a limited partnership in which WFP
      Retailco Corp. holds 1% of the equity interests as a gen-eral partner and the Company holds 99% of the equity interests as a limited partner.

      WFP 53 State Street Holding Co. LP: a limited partnership in which the Company holds 99% of the equity interests as a general partner.

      WFP 53 State Street Co. Limited Partnership: a limited partnership in which WFP 53 State Street Holding Co. LP holds 49.75% of the equity interests as a general partner and .25% of the equity interests as a limited partner.

      WFP Tower D Holding I G.P. Corp.: a wholly owned subsid-iary of WFP Property GP Corp.

      WFP Tower D Holding Co. I L.P.: a limited partnership in which WFP Tower D Holding I G.P. Corp. holds 1% of the equity interests as a general partner and the Company holds 99% of the equity interests as a limited partner.

      WFP Tower D Co. GP Corp.: a wholly owned subsidiary of the Company.

      WFP Tower D Co. L.P.:  a limited partnership in which WFP
      Tower D Co. G.P. Corp. holds 1% of the equity interests as a general partner and New Tower D Holding Co. I L.P. holds
      48% of the equity interests as a limited partner.

      World Financial Properties Tower D Finance Corp.: a wholly owned subsidiary of WFP Tower D Co. L.P.

      WFP Tower D Holding II LP:  a limited partnership in which
      WFP Property GP Corp. holds 50.75% of the equity interests as a general partner and the Company holds 49.25% of the equity interests as a limited partner.

      WFP Tower B Holding Co. L.P.: a limited partnership in which the Company holds 1% of the equity interests as a general partner and 98% of the equity interests as a lim-ited partner and WFP Property GP Corp. holds 1% of the equity interests as a general partner.

      WFP Tower B GP Corp.: Battery Park Holdings Inc. holds directly or indirectly 97% of the voting stock.

      WFP Tower B Co. L.P.:  a limited partnership in which WFP
      Tower B GP Corp. holds 1% of the equity interests as a general partner and WFP Tower B Holding Co. L.P. holds 99% of the equity interests as a limited partner.

      World Financial Properties Tower B Finance Corp.: a wholly owned subsidiary of WFP Tower B Co. L.P.

      WFP FCA Inc.:  a wholly owned subsidiary of WFP Property
      G.P. Corp.



      See also Item 4 below -- "Directors and Executive
      Officers."

                          MANAGEMENT AND CONTROL

4. Directors and executive officers. List the names and com-plete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

            The business and affairs of the Company are currently managed by World Financial Properties GP Corp. ("GP Corp."), the Company's general partner. The table below sets forth the names, mailing addresses and offices of the individuals who currently serve as members of the Board of Directors and/or executive officers of GP Corp.


    Name                 Address                      Office

John Zuccotti         World Financial                 Director and
                        Properties GP Corp.           President
                      One Liberty Plaza
                      New York, NY 10006

Joseph Killi          World Financial                 Director and
                        Properties GP Corp.           Secretary
                      One Liberty Plaza
                      New York, NY 10006

Bruce Flatt           c/o Brookfield                  Director
                        Properties Corporation
                      P.O. Box 770, Suite 440
                      BCE Place, 181 Bay St.
                      Toronto, Ontario
                      M5J 2T3


            On or about the Effective Date, World Financial Prop-erties GP Corp. will change its name to World Financial Properties, Inc. and the business and affairs of the Com-pany will be managed by World Financial Properties, Inc. under the terms of the Company's governing amended and restated agreement of limited partnership (the "Partner-ship Agreement") (filed as Exhibit T3A.2 to this applica-
      tion).

            The table below sets forth the names, mailing addresses and offices of individuals who will serve as members of the Board of Directors and/or executive offic-ers of World Financial Properties, Inc. as of the Effec-tive Date.*


    Name                 Address                      Office

John Zuccotti               **               Chairman of the
                                              Board of Directors

Gordon Arnell               **                Director

Joseph Killi                **                Director

Bruce Flatt                 **                Director

Jack Cockwell               **                Director

Patricia Goldstein          **                Director

Anne M. Goodbody            **                Director

Frank J. Sixt               **                Director

Paul McFarlane              **                Director

John Zuccotti                                 President and Chief
                                              Executive Officer


_________________________

* It is contemplated that there will be a total of ten directors on the Board of Directors of World Financial Properties, Inc. after the Effective Date. The tenth director, who will be an independent director, will be selected by a majority of the Board of Directors.

**    The mailing address of each of these individuals is c/o
      World Financial Properties, Inc., One Liberty Plaza, New
      York, New York  10006.

    Name                 Address                      Office

Thomas P. Falus             **                Executive Vice
                                              President (Leasing
                                              and Development)

John A. Moore               **                Executive Vice
                                              President (Finance)

Lawrence F. Graham          **                Senior Vice President
                                              (Property Operations)

Edward F. Beisner           **                Senior Vice President
                                              (Administration &
                                               Accounting)

Richard B. Clark            **                Senior Vice President
                                              (Leasing)

Robert Ross                 **                Treasurer

Edward F. Beisner                             Secretary

5. Principal owners of voting securities. Furnish the fol-lowing information as to each person owning 10 percent or more of the voting securities of the applicant.

            The following table sets forth each person that cur-rently owns 10 percent or more of the voting securities of the Company.


                                                             Percentage of
Name and Complete         Title of        Amount             Voting Securities
Mailing Address           Class Owned     Owned              Owned

World Financial           General         sole general       1% of equity
  Properties GP Corp.     Partnership     partnership        interests in the
One Liberty Plaza         Interest        interest           Company
New York, NY 10006

Battery Park              Limited         sole limited       99% of equity
  Holdings Inc.           Partnership     partnership        interests in the
One Liberty Plaza         Interest        interest           Company
New York, NY 10006


            The following table sets forth each person that will own 10 percent or more of the voting securities of the Company as of the Effective Date.


                                                             Percentage of
Name and Complete         Title of        Amount             Voting Securities
Mailing Address           Class Owned     Owned              Owned

World Financial           General         1,000 Class A      1% of equity
  Properties, Inc.        Partnership     Units as the       interests in the
One Liberty Plaza         Interest        managing general   Company
New York, NY 10006                        partner

JMB 245 Park Avenue       General         Approximately      Approximately
  Holding Company, LLC    Partnership     5,494.9 Class A    5.4949% of equity
900 North Michigan        Interest        Units as a         interests in the
  Avenue                                  general partner    Company
Chicago, Illinois 60611

Battery Park              Class A         Approximately      Approximately
  Holdings Inc.           Units           45,540 Class A     45.54% of equity
One Liberty Plaza                         Units as a         interests in the
New York, NY 10006                        limited partner    Company

Canadian Imperial         Class A         Approximately      Approximately
  Bank of Commerce        Units           20,790 Class A     20.79% of equity
425 Lexington Avenue                      Units as a         interests in the
New York, NY 10017                        limited partner    Company

Emerald LP Holdings,      Class A         Approximately      Approximately
  Inc.                    Units           21,780 Class A     21.78% of equity
53 East 53rd Street                       Units as a         interests in the
25th Floor                                limited partner    Company
New York, NY 10022

            The numbers and percentages listed above are approximate and may be adjusted on the Effective Date in accordance with the Plan. The persons listed above also own Class B-1 Units and Class B-2 Units in the same percentages as the Class A Units owned by them. The Class B-1 Units and the Class B-2 Units will not have any voting or other interest in the assets of the Company until they are converted by the Company into Class A Units in the manner and upon the terms and conditions set forth in the Partnership Agreement following the occurrence of certain events specified in the Partnership Agree-ment.

                                    UNDERWRITERS

6. Underwriters. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

            (a)   None.

            (b)   None.  See Item 2 above.

                               CAPITAL SECURITIES

7.    Capitalization.

      (a) Furnish the following information as to each autho-rized class of securities of the applicant.

                  Set forth below is certain information with
            respect to the partnership interests of the Company which are currently outstanding:


Title of Class           Amount Authorized         Amount Outstanding

General Partnership      1% of equity                        all
  Interest               of the Company

Limited Partnership      99% of equity                       all
  Interest               of the Company



                  Set forth below is certain information with
            respect to the partnership interests of the Company which will be outstanding as of the Effective Date:


Title of Class           Amount Authorized         Amount Outstanding

Class A General          Approximately 6,494.9               all
  Partnership Interest   Class A Units, each re-
                         presenting a .001% equity
                         interest in the Company
                         as a general partner

Class A Units            Approximately 93,505.1              all
                         Units, each representing
                         a .001% equity interest
                         in the Company as a
                         limited partner

Class B-1 Units          100,000 Units                       all

Class B-2 Units          100,000 Units                       all

      (b) Give brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

                  GP Corp., as the current holder of the general
            partnership interest of the Company generally has the exclusive right and power to manage and operate the business of the Company. As of the Effective Date, World Financial Properties, Inc. will be the managing general partner of the Company and generally will have the exclusive right and power to manage and operate the business of the Company.

                  JMB 245 Park Avenue Holding Company, LLC, as a
            general partner, and the limited partner holders of Class A Units, Class B-1 Units and Class B-2 Units generally have only the voting powers and rights set forth under the Partnership Agreement and as other-wise provided by Delaware law.

                  The Class B-1 Units and the Class B-2 Units will
            not have any voting or other interest in the assets of the Company until they are converted by the Com-pany into Class A Units in the manner and upon the terms and conditions set forth in the Partnership Agreement following the occurrence of certain events specified in the Partnership Agreement.

                  Under Section 11.01 of the Partnership Agree-
            ment, the holders of Class A Units, by the vote of holders of two-thirds of the then outstanding Class A Units and all of the then existing Founding Limited Partners (as defined in the Partnership Agreement), have the power to make certain amendments to the Partnership Agreement, provided that, without the consent of each partner affected thereby, no such amendment may (i) convert all or any part of a lim-ited partner's interest into a general partner inter-est, (ii) impose any personal liability on any lim-ited partner or (iii) except as contemplated in the Partnership Agreement, alter the equity interest of any limited partner. In addition, without the writ-ten consent of the Required Unrestricted Unitholders (as defined in the Partnership Agreement), no amend-ment to the Partnership Agreement may (x) impair cer-tain rights of limited partners with respect to prof-its, losses and distributions, (y) impair certain transfer rights of the limited partners or (z) alter certain other rights of the limited partners. Cer-tain other limitations on amendments to the Partner-ship Agreement are set forth in Section 11.01 of the Partnership Agreement.

                           INDENTURE SECURITIES

8. Analysis of indenture provisions. Insert at this point the analysis of indenture provisions required under section 305(a)(2) of the Act.

                  The terms of the indenture securities include
            those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The following analysis of certain of the provisions of the Indenture makes use of certain terms defined in the Indenture. The following analysis does not pur-port to be a complete description of the Indenture provisions discussed and is qualified in its entirety by express reference to the Indenture. (Section ref-erences are to the relevant provisions of the Indenture.)

            A.    Default Provisions

                  An "Event of Default" occurs under the Indenture
            if: (1) the obligor defaults in the payment of interest on any indenture securities when the same becomes due and payable and such default continues for a period of 10 days, or the obligor defaults in the payment of the principal of or premium, if any, on any indenture securities when the same becomes due and payable at maturity, upon redemption, on the Spe-cial Offer Payment Date (as defined in the Inden-ture), by acceleration or otherwise; (2) the obligor fails to make or consummate any Special Offer (as defined in the Indenture), as, when and to the extent required by the provisions of Section 3.7 and Sec-tions 4.9, 4.10 or 4.17 of the Indenture, as the case may be; (3) the obligor fails to comply in any respect with any of the provisions of Section 5.1 of the Indenture; (4) any representation or warranty contained in Article 12 of the Indenture shall be untrue as of the Effective Date in any material respect; (5) the obligor fails to comply with any provision of Section 4.6, Section 4.7, Section 4.19 or Section 4.20 of the Indenture or in any material respect with any other provision in the Indenture or the indenture securities for a period of 30 days after written notice from the indenture trustee or holders of at least 25% of the indenture securities, other than indenture securities held by the obligor or an Affiliate (as defined in the Indenture) of the obligor; (6) the obligor or any of its Significant Subsidiaries (other than an Exempt Subsidiary) defaults under any mortgage, indenture or instrument which results in acceleration of a principal amount of Indebtedness prior to its stated final maturity in excess of $5,000,000; (7) there shall be judgments against the obligor or any Significant Subsidiary (other than an Exempt Subsidiary) rendered by a court or other tribunal of competent jurisdiction in excess of $5,000,000, and (a) such judgments are not stayed or discharged within 60 days after entry and (b) an enforcement proceeding shall have been commenced (and not discharged, stayed or settled) by any creditor upon any such judgments; (8) the obligor, a Control-ling Partner (as defined in the Indenture) or any Significant Subsidiary (other than an Exempt Subsid-iary) (a) commences a voluntary case or proceeding under any Bankruptcy Law (as defined in the Inden-ture), (b) consents to the entry of an order for relief against it in an involuntary case or proceed-ing under any Bankruptcy Law, (c) consents to an appointment of a Custodian (as defined in the Inden-ture) of it or for all or substantially all of its property, (d) makes a general assignment for the benefit of its creditors, (e) admits in writing its inability to pay its debts generally as they become due, or (f) dissolves or is deemed dissolved as a matter of law or contract (unless, in the case of a partnership, the same is contemporaneously reconsti-tuted pursuant to a provision in its partnership agreement); (9) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law with respect to the obligor, a Controlling Partner or any Significant Subsidiary (other than an Exempt Sub-sidiary) that (a) is for relief in an involuntary case or proceeding, (b) appoints a Custodian for all or a substantial part of its properties or (c) orders its liquidation or dissolution, and in any such case the order or decree remains unstayed and in effect for 60 days; (10) default by the obligor in the con-version of any indenture security in accordance with the terms of the Indenture and the indenture securi-ties, which default continues for three business days after written notice thereof from any holder of an indenture security to the obligor and the indenture trustee; (11) default in payment, when due and pay-able, of any installment of principal or interest on the TIAA Note (as defined in the Indenture) which continues for three business days after written notice from Teachers Insurance and Annuity Associa-tion of America to the obligor and the indenture trustee; (12) the obligor defaults under any mort-gage, indenture or instrument which results in accel-eration of Indebtedness that is subordinated in right of payment to the indenture securities prior to its stated final maturity; and (13) the opinion or the CP Certificate (as defined in the Indenture) contem-plated by Section 4.18 of the Indenture are not delivered to the indenture trustee on the date of the indenture. (Section 6.1)

                  If an Event of Default occurs and is continuing,
            the indenture trustee or the holders of at least 25% of the then outstanding principal amount of the indenture securities (excluding any indenture secu-rity then held by the obligor or an Affiliate of the obligor) may, and the indenture trustee at the writ-ten request of such holders shall, declare the unpaid principal of, premium, if any, on and accrued inter-est on the indenture securities immediately due and payable, and may proceed to protect and enforce the rights of the holders. (Section 6.2)

                  If a Default occurs and is continuing and if it
            is known to the indenture trustee, the indenture trustee must mail to each holder of the indenture securities notice of the default within 30 days after a Trust Officer (as defined in the Indenture) receives written notice thereof stating that it is a notice of "Default" and citing the applicable subsec-tion of Section 6.1 of the Indenture and indentifying the Indenture, unless such Default has been cured or waived. The indenture trustee shall not be deemed to have notice of any Default until a Trust Officer shall have received written notice thereof expressly referring to the Indenture and citing the applicable subsection of Section 6.1 of the Indenture. The immediately preceding sentence shall be in lieu of the proviso to Section 315(b) of the Trust Indenture Act and said proviso is expressly excluded from the Indenture, as permitted by the Trust Indenture Act. (Section 7.5)

            B.    Authentication and Delivery of Indenture
                  Securities

                  An indenture security will not be valid until
            the indenture trustee manually authenticates the indenture security. The signature will be conclusive evidence that the indenture security has been authen-ticated under the Indenture. The indenture trustee will authenticate securities for original issue in the aggregate principal amount not to exceed approximately $33,400,000, upon receipt of a written order of the obligor signed by two officers of a Controlling Partner and an Opinion of Counsel (as defined in the Indenture) addressed to the indenture trustee and the holders of the indenture securities in substantially the form attached to the Indenture as Exhibit B. The order shall specify the amount of indenture securi-ties to be authenticated, the date on which the indenture securities are to be authenticated, the names, addresses and denominations in which the indenture securities shall be registered and to whom the indenture securities shall be delivered. The aggregate principal amount of indenture securities outstanding at any time may not exceed approximately $33,400,000 except as provided in Section 2.7 of the Indenture. (Section 2.2)

                  The indenture trustee may appoint an authenti-
            cating agent acceptable to the obligor to authenti-cate indenture securities. Unless limited by the terms of such appointment, an authenticating agent may authenticate indenture securities whenever the indenture trustee may do so. An authenticating agent has the same rights as an Agent (as defined in the Indenture to deal with the obligor or an Affiliate of the obligor. (Section 2.2)

                  The indenture securities will be issuable in
            registered form without coupons in denominations of
            $1,000 and any integral multiple thereof.  (Section
            2.1)

                  The indenture securities will be delivered as
            soon as practicable after the execution of the Inden-ture and the occurrence of the Effective Date. There will be no proceeds to the obligor from the issuance of the indenture securities. As described above in

            Item 2, the indenture securities will be issued pur-suant to the Plan to holders of Consolidated Devco Class 11 Allowed Unaffiliated Unsecured Claims against the Consolidated Devco Entities in a princi-pal amount equal to 5.71% of the aggregate allowed amount of their claims.

            C.    Release or Substitution of Collateral

                  The obligations under the Indenture are not
            secured by liens on or security interests in the property of the obligor or any other person.

            D.    Satisfaction and Discharge of Indenture

                  Except for certain specified surviving obliga-
            tions, the Indenture shall cease to be of further effect when all indenture securities previously authenticated and delivered (other than destroyed, lost or stolen indenture securities which have been replaced or paid) have been delivered to the inden-ture trustee for cancellation or conversion and the obligor has paid and delivered all sums payable or deliverable, and issued all Class A Interests (as defined in the Indenture) required to be issued, by it under the Indenture. (Section 8.1)

                  The obligor's obligations under the Indenture
            and the indenture securities are subject to rein-statement in certain circumstances. (Section 8.6)

            E.    Evidence of Compliance with Conditions
                  and Covenants

                  Upon any request or application by the obligor
            to the indenture trustee to take any action under the Indenture, the obligor is required to furnish to the indenture trustee (1) a CP Certificate stating that, in the opinion of the signers, all conditions prece-dent, if any, provided for in the Indenture relating to the proposed action have been complied with and
            (2) an Opinion of Counsel stating that, in the opin-ion of such counsel, all such conditions precedent have been complied with. (Section 10.4)

                  Each CP Certificate and Opinion of Counsel with
            respect to compliance with a condition or covenant provided for in the Indenture must include: (a) a statement that each Person (as defined in the Inden-ture) or Persons making such CP Certificate or Opin-ion of Counsel has read such covenant or condition;
            (b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such CP Certifi-cate or Opinion of Counsel are based; (c) a statement that, in the opinion of such Person, he has made such examination or investigation as is necessary to enable such Person to express an informed opinion as to whether or not such covenant or condition has been complied with; and (d) a statement as to whether or not, in the opinion of such Person, such condition or covenant has been complied with; provided, however, that with respect to matters of fact, an Opinion of Counsel may rely on a CP Certificate or certificates of public officials. (Section 10.5)

                  The obligor is required to notify the indenture
            trustee and the holders of the indenture securities as soon as possible after the obligor or a Control-ling Partner becomes aware of the occurrence of any event which is, or after notice or passage of time or both would be, an Event of Default (a "Default"), or Event of Default which is continuing. (Section 4.3) The obligor is also required to deliver periodic cer-tificates, reports and other information to the indenture trustee and the holders of the indenture securities, as follows:

                        (a)   within 60 days after the end of each
                  fiscal quarter and within 120 days after the end of each fiscal year of the obligor, a CP cer-tificate stating whether or not the obligor or any Controlling Partner knows or any Default or Event of Default which occurred during such pre-ceding fiscal period or occurred in any other fiscal period and is continuing. Such certifi-cate shall contain a certification from each Controlling Partner as to its knowledge of the obligor's compliance with all conditions and covenants under the Indenture during such preceding fiscal year and shall otherwise comply with section 314(a)(4) of the Trust Indenture Act. If a Controlling Partner knows of a Default or Event of Default, the certificate must describe the Default or Event of Default and its status; and (Section 4.3)

                        (b)   so long as it is not contrary to the
                  then current recommendation of the American
                  Institute of Certified Public Accountants and so long as the obligor's accountants provide simi-lar statements to other companies, within 120 days after the end of each fiscal year of the obligor a written statement by the obligor's independent certified public accountants stating
                  (A) that their audit examination has included a review of the terms of the Indenture and the indenture securities as they relate to account-ing matters, and (B) whether, in connection with their audit examination, any Default has come to their attention and if such a Default has come to their attention, specifying the nature and period of existence thereof; provided, however, that such independent certified public accoun-tants will not be liable by reason of any fail-ure to obtain knowledge of any such Default or Event of Default that would not be disclosed in the course of an audit examination conducted in accordance with GAAP (as defined in the Inden-ture). (Section 4.3)

9. Other obligors. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

                  None.

Contents of Amendment No. 1 to application for qualification.

            This Amendment No. 1 to application for qualification comprises --

                  (a)   Pages numbered 1 to 25, consecutively.

                  (b) The statement of eligibility and qualifica-tion of the trustee under the Indenture to be qualified.*

                  (c) The following exhibits in addition to those filed as a part of the statement of eligi-bility and qualification of each trustee.

      Exhibit

      Exhibit T3A.1           Certificate of Limited Part-
                              nership of the Company, as
                              currently in effect.*

      Exhibit T3A.2           Form of Amended and Restated
                              Agreement of Limited Partner-
                              ship of the Company antici-
                              pated to be in effect on the
                              Effective Date.

      Exhibit T3A.3           Certificate of Incorporation
                              of GP Corp., as currently in
                              effect.*

      Exhibit T3A.4           Form of Amended and Restated
                              Certificate of Incorporation
                              of the general partner of the
                              Company anticipated to be in
                              effect on the Effective Date.

      Exhibit T3B.1           Bylaws of GP Corp., as cur-
                              rently in effect.*

      Exhibit T3B.2           Form of Amended and Restated
                              Bylaws of the general partner
                              of the Company anticipated to

_________________________

*     Previously filed.

                              be in effect on the Effective
                              Date.

      Exhibit T3C             Form of Indenture, including
                              itemized table of contents.

      Exhibit T3D.1           Confirmation Order of the
                              Bankruptcy Court entered Sep-
                              tember 20, 1996.*

      Exhibit T3D.2           Findings of Fact of the Bank-
                              ruptcy Court dated Septem-
                              ber 20, 1996.*

      Exhibit T3E.1           Disclosure Statement, dated as
                              of August 9, 1996, distributed
                              in connection with the Plan.*

      Exhibit T3E.2           Third Amended Joint Plan of
                              Reorganization of the Debtors
                              dated September 12, 1996.*

      Exhibit T3F             Cross-reference sheet showing
                              the location in the Indenture
                              of the provisions inserted
                              therein pursuant to Sections
                              310 through 318(a), inclusive,
                              of the Act (included in
                              Exhibit T3C as the first page
                              following the cover page of
                              the Indenture).*













_________________________

*     Previously filed.

                                 SIGNATURE


            Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, World Financial Properties, L.P., a limited partnership organized and existing under the laws of the State of Delaware, has duly caused this Amendment No. 1 to application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of New York and State of New York, on the 12th day of November, 1996.


                                    WORLD FINANCIAL PROPERTIES,
                                      L.P.


                                    By:  WORLD FINANCIAL PROPERTIES GP
                                           CORP., its general partner



                                    By:   /s/ John Zuccotti
                                          -----------------------------
                                          Name:  John Zuccotti
                                          Title:  President


ATTEST:

                                                            [SEAL]

/s/ Joseph Killi
------------------------------
Name:  Joseph Killi
Title: Secretary of WORLD
          FINANCIAL PROPERTIES
          GP CORP.